September 12, 2013

VIA EDGAR

Larry Spirgel

Assistant Director

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re.	América Móvil, S.A.B. DE C.V.
Form 20-F for the Year Ended December 31, 2012
Filed April 30, 2013
File No. 001-16269

Dear Mr. Spirgel:

By letter dated August 27, 2013, the staff of the Securities and Exchange Commission (the “Staff”) provided certain comments related to the annual report on Form 20-F for the fiscal year ended December 31, 2012 filed by our client, América Móvil S.A.B. de C.V. (the “Company”), with the Securities and Exchange Commission on April 30, 2013. The Staff’s letter requested the Company’s response within ten business days of the letter’s date.

The Company has made progress in preparing its response, but it has concluded that it will require additional time to consider the Staff’s comments and prepare its response. Therefore I respectfully advise that the Company expects to submit its response to the Staff’s comments by September 20, 2013.

We are grateful for the Staff’s accommodation in this matter. If you have any questions or wish to discuss any matters relating to the foregoing, please do not hesitate to contact me at (212) 225-2934.

Sincerely,

/s/ Carlos A. Ardila

Carlos A. Ardila

c.c.	Rob Shapiro – Securities and Exchange Commission
Dean Suehiro – Securities and Exchange Commission Ajay Koduri – Securities and Exchange Commission

Carlos José García Moreno Elizondo – América Móvil S.A.B. de C.V.
Alejandro Cantú Jiménez – América Móvil S.A.B. de C.V.

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